UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

MABVAX THERAPEUTICS HOLDINGS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)
55414P504
(CUSIP Number)
January 24, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 55414P504

1		Names of Reporting Persons Michael Brauser
2		Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3		Sec Use Only
4		Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 89,032
	6	Shared Voting Power 253,582 (1)(2)
	7	Sole Dispositive Power 89,032
	8	Shared Dispositive Power 253,582 (1)(2)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 342,614 (1)(2)
10		Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11		Percent of class represented by amount in row (9) 5.44% (Based on 6,296,110 shares outstanding as of the Issuers Form 10-Q filed on November 7,2016)
12	Type of Reporting Person (See Instructions) IN

(1)
Includes 5,000 shares of common stock held by Michael & Betsy Brauser Tenants by Entirety (“MBTBE”) and 248,582 shares of common stock held by Grander Holdings, Inc. 401K of which the reporting person is a trustee (“Grander 401K”).

(2)
Excludes 513,514 shares of common stock underlying Series D Convertible Preferred Stock held by Brauser which contains a 4.99% beneficial ownership blocker; (ii) 207,900 shares of common stock underlying Series F Convertible Preferred Stock held by Grander 401K which contains a 4.99% beneficial ownership blocker and (iii) 415,800 shares of common stock underlying warrants held by Grander 401K which contain a 4.99% beneficial ownership blocker.

Item 1.

(a)
Name of Issuer:

Mabvax Therapeutics Holdings, Inc. ("Issuer")

(b)
Address of Issuer's Principal Executive Offices:

   11535 Sorrento Valley Road Suite 400

   San Diego, CA 92121
Item 2.

    (a)          Name of Person Filing:

The statement is filed on behalf of Michael Brauser, Michael and Betsy Brauser Tenants by Entirety and Grander Holdings, Inc. 401K, (collectively, the "Reporting Person").

(b)
Address of Principal Business Office or, if None, Residence:

4400 Biscayne Blvd #850, Miami, FL 33137

(c)
Citizenship:

Michael Brauser is a citizen of the United States. MBTBE and Grander 40 I K are incorporated in the State of Florida.

(d)
Title and Class of Securities:

Common Stock, par value $0.01

(e)
CUSIP No.:    55414P504

Item 3.    If this statement is filed pursuant to §§ 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.    Ownership

(a)
Amount Beneficially Owned: 342,614 (1)(2)

(b)
Percent of Class: 5.44% (Based on 6,296,110 shares outstanding as of November 7, 2016)

(c)
Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote: 89,032

 (ii)
Shared power to vote or to direct the vote: 253,582 (1)(2)

 (iii)
Sole power to dispose or to direct the disposition of: 89,032

(iv)               Shared power to dispose or to direct the disposition of: 253,582 (1)(2)

(1). Includes 5,000 shares of common stock held by Michael & Betsy Brauser Tenants by Entirety ("MBTBE") and 248,582 shares of common stock held by Grander Holdings, Inc. 401K of which the reporting person is a trustee ("Grander 401K").

(2). Excludes 513,514 shares of common stock underlying Series D Convertible Preferred Stock held by Brauser which contains a 4.99% beneficial ownership blocker; (ii) 207,900 shares of common stock underlying Series F Convertible Preferred Stock held by Grander 401K which contains a 4.99% beneficial ownership blocker and (iii) 415,800 shares of common stock underlying warrants held by Grander 401K which contain a 4.99% beneficial ownership blocker.

Item 5.    Ownership of Five Percent or Less of a Class.

    Not Applicable.

Item 6.    Ownership of more than Five Percent on Behalf of Another Person.

    Not Applicable.

Item 7.    Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.    Identification and classification of members of the group.

   Not Applicable.

Item 9.    Notice of Dissolution of Group.

    Not Applicable.

Item 10.    Certifications.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2017	By: /s/ Michael Brauser
Michael Brauser

Dated: February 2, 2017	Grander Holdings, Inc. 401K By: /s/ Michael Brauser Michael Brauser, Trustee